Exhibit (a)(1)(C)

May 29, 2003

Subject Line: Instructions for Participating in Novadigm’s Stock Option Exchange Program

Because many of Novadigm’s outstanding stock options, whether or not they are currently exercisable, are currently “underwater” (meaning their exercise or “strike” price is above the current market value of our common stock), we are implementing a stock option exchange program. The stock option exchange program is an opportunity for our employees, other than our executive officers, to choose whether they want to keep their current options or have them replaced with a grant given at a later date that has the potential for a lower strike price. By implementing the stock option exchange program, we intend to provide employees with the benefit of owning options that over time may have a greater potential to increase in value and thereby create better performance incentives.

This e-mail gives an overview of the program and the related offer to exchange options through which the program is being implemented and instructions regarding how, and materials needed, to participate in our offer. Our offer is being made under the terms and subject to the conditions of the Offer to Exchange and Letter of Transmittal that are attached to this message. Paper versions of the Offer to Exchange and Letter of Transmittal are available upon request to Robert Rafferty, our Vice President – Human Resources, at One International Blvd., Mahwah, New Jersey 07495, telephone: (201) 512-7918, facsimile: (201) 512-1118, or email: rrafferty@novadigm.com. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender any of your options. A tender of options involves risks that are discussed in the Offer to Exchange. To tender options for exchange, you must properly complete and return to Mr. Rafferty the Letter of Transmittal and any other required documents prior to the expiration of the offer, which is currently expected to be 12:00 midnight, Eastern time, on Monday, June 30, 2003.

The Stock Option Exchange Program – What It Is

The program allows our employees, other than our executive officers, to tender options granted under our 1992 Stock Option Plan, 1999 Nonstatutory Stock Option Plan and 2000 Stock Option Plan in exchange for our committing to grant new options at a later date. That date will be on or about the first business day that is at least six months and one day following the date we cancel the tendered options (which is expected to be the first business day following the expiration of the offer). For example, if the date on which we accept and cancel the tendered options is Tuesday, July 1, 2003, the first business day following the scheduled expiration date, we will grant the new options on or about January 2, 2004.

Under the offer, you may choose to receive, for each option you tender that we accept for exchange:

•	Choice 1: a new option to purchase three-fourths (or 75%) of the number of shares of our common stock subject to the tendered option that has the same vesting schedule as, and is vested as to the same percentage of shares as, the tendered option, as if that option had not been tendered; or

•	Choice 2: a new option to purchase a number of shares of our common stock equal to the number of shares of common stock subject to the tendered option and that vests based on a vesting schedule that is 18 months longer than that of the tendered option, and is vested to the extent it would have been vested if it had been vesting in accordance with the new vesting schedule from the grant date of the tendered option through the earlier of the new option grant date or the date the tendered option became (or would have become) fully vested. The number of shares subject to the new option as to which the new option is vested on the new option grant date can be calculated using the following formula:

number of months over which the tendered option would have vested if outstanding on the new option grant date* number of months over which the tendered option would have fully vested +18 months**	X	number of shares subject to the new option	=	number of shares subject to the new option as to which the new option is vested on the new option grant date

*	This number will never exceed the number of months over which the tendered option became (or would have become) fully vested (e.g., 48 months in the case of a tendered option that has a four-year vesting schedule).

**	The number of months from the new option grant date over which the new option will become fully vested can be calculated by subtracting the numerator of this fraction from the denominator.

The following table illustrates the results of tendering some hypothetical options and electing Choice 1 or Choice 2, assuming the new options are issued in the offer on January 2, 2004:

			New Option If	New Option If
			You Elect	You Elect
		Tendered Option	Choice 1	Choice 2

1.	Grant Date:	April 2, 1997	January 2, 2004	January 2, 2004

	Number of Shares Subject to Option:	1,000	750	1,000

	Vesting Schedule:	1/4 at the end of Year 1 and 1/48 per month thereafter (4-year vesting schedule) through April 2, 2001	Fully vested on Grant Date	1/66 per month through July 2, 2005

	Number of Shares Vested as of January 2, 2004:	1,000 (100% vested)	750 (100% vested)	727* (73% vested)

2.	Grant Date:	April 2, 2001	January 2, 2004	January 2, 2004

	Number of Shares Subject to Option:	1,000	750	1,000

	Vesting Schedule:	1/4 at the end of Year 1 and 1/48 per month thereafter (4-year vesting schedule) through April 2, 2005	1/48 per month through April 2, 2005	1/66 per month through October 2, 2006

	Number of Shares Vested as of January 2, 2004:	688 (69%vested)	516 (69% vested)	500** (50% vested)

*	Calculated as follows:

48
	X	1,000	=	727.27 (rounded to 727)
48+18

**	Calculated as follows:

33
	X	1,000	=	500
48+18

If the vesting schedule of an option that you are considering tendering in the offer differs from that used in these examples, you should contact Robert Rafferty, Vice President – Human Resources, at the address or telephone number provided above, for information regarding the vesting schedule of the new option you would receive in exchange should you elect Choice 2.

If you tender any options, you must elect either Choice 1 or 2, and that choice will apply to all options that you tender.

New options will be granted under the 1999 or 2000 option plan, in our sole discretion, regardless of the plan under which your tendered options were granted. All of the new options will be non-qualified stock options, regardless of whether the options for which they were exchanged were incentive stock options or non-qualified stock options, and all of the new options will be subject to the terms and conditions of the plan under which they are granted and a stock option agreement with us that you will have to sign on the new grant date.

Who Is Eligible

All of our current employees, including employees of our subsidiaries but excluding our executive officers, are eligible to tender their options for exchange.

How It Works

If you choose to tender any of your stock options, please keep in mind the following:

•	You must tender a full grant. For example, if you have an option grant for 3,000 shares with an exercise price of $15.00 per share, you cannot tender the grant with respect to 1,500 shares for a new option and keep it with respect to 1,500 shares at the original strike price. You must tender the option with respect to all or none of the shares subject to it; you may tender an option that has been exercised with respect to some of the shares subject to that option, as long as you tender that option for the entire remaining unexercised portion. If you have multiple option grants, you may choose not to tender all of your grants. However, if you tender any options, you must also tender all options granted to you on or after November 29, 2002. For example, if you tender an option granted to you in January 2000, and you also hold an option granted to you in January 2003, you would be required to tender your January 2003 option grant.

•	We will not issue any options exercisable for fractional shares. Instead, we will round up to the nearest whole number. For example, if you tender an option exercisable for 450 shares that we accept for exchange and you elect Choice 1, you will receive a new option exercisable for 338 shares (i.e., 450 x .75 = 337.5, rounded up to 338). Note also that the number of shares subject to any new option will be adjusted for any stock splits, stock dividends and similar events that may occur between the date we accept the options tendered for exchange and the grant date of the new options.

•	All unexercised eligible options, whether vested or unvested, may be surrendered for exchange.

•	We do not intend to grant any options to persons who are eligible to participate in the offer prior to the date on which we grant new options in the offer. If you are eligible for the grant of options, such as annual, bonus or promotional options, between the date of the offer and the new option grant date, we will defer the grant of those options until the new option grant date.

How To Participate

If you want to participate in the stock option exchange program, you need to complete and execute the attached Letter of Transmittal and deliver it by mail, fax or hand to Robert Rafferty, our Vice President – Human Resources, at the address or fax number on page 1 of the Letter of Transmittal by 12:00 midnight, Eastern time, on Monday, June 30, 2003, unless we extend the offer.

If you change your mind after you deliver the Letter of Transmittal and wish to withdraw your tendered options from the program, you can do so by delivering a written notice to us prior to expiration of the offer.

Frequently Asked Questions

For answers to some of the questions you may have about the stock option exchange program, please refer to the section of the attached Offer to Exchange entitled “Summary Term Sheet.”